October 20, 2008
Mr. Justin Dobbie
Mr. Michael R. Clampitt
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	CapitalSouth Bancorp
Registration Statement on Form S-1 (Registration File No. 333-151605)
Gentlemen:
     CapitalSouth Bancorp (the “Company”) hereby requests the acceleration of the effective date of its registration statement on Form S-1, Registration File No. 333-151605 (the “Filing”). We request that the registration statement be declared effective at 10 A.M., Eastern time, on October 22, 2008, or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, such declaration does not foreclose the Commission from taking any action with respect to the Filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of this matter.
Very truly yours,

CAPITALSOUTH BANCORP
/s/ W. Dan Puckett
W. Dan Puckett
Chief Executive Officer
and Chairman of the Board of Directors